DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2350
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T   919.786.2025
F   919.786.2200

January 19, 2011
VIA UPS OVERNIGHT COURIER and EDGAR

Ms. Sonia Barros
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Bluerock Enhanced Multifamily Trust, Inc. (the “Company”)
Post-Effective Amendment No. 4 to Form S-11
Filed October 5, 2010
File No. 333-153135

Dear Ms. Barros:

We are writing to provide further information that addresses the comments you raised in your correspondence dated October 19, 2010.  For your convenience, we have reproduced your comments below, along with our responses.

In addition, enclosed please find a courtesy copy of the Company’s pre-effective amendment no. 1 to its post-effective amendment no. 4 as filed on EDGAR on January 19, 2011.  This amendment to its post-effective amendment includes a re-write of the Company’s base prospectus and a quarterly supplement.  Please note that the Company has suspended its offering in connection with the restatement of its audited financial statements for the year ended December 31, 2009 and its unaudited financial statements for the period ended March 31, 2010 and June 30, 2010.  The corrected financial statements have been incorporated by reference into this amendment to the Company’s post-effective amendment.  The Company expects to resume its offering as soon as this post-effective amendment with corrected financial statements has been declared effective by the Staff.

General

1.           We note that your base prospectus is dated October 15, 2009 and that you have nine supplements to the base prospectus. Please tell us what consideration you have given to updating your base prospectus.

Response:  On January 19, 2011, the Company filed pre-effective amendment no. 1 to its post-effective amendment no. 4.  This amendment includes an updated base prospectus dated January 19, 2011 and a quarterly supplement.

Supplement No. 9 dated October 5, 2010, page 1 Real Estate Investment Portfolio, page 2

2.           We note that you disclose the approximate annualized base rent per property as of September 30, 2010. Please also disclose average effective annual rent per unit on a portfolio basis as well as for individually material properties.

Response:  The Company has made the requested disclosure.  Please see page 2 of supplement no. 1 dated January 19, 2011 included in the Company’s pre-effective amendment no. 1 to its post-effective amendment no. 4 which includes the following table that discloses average effective annual rent per unit:

Ms. Sonia Barros
January 19, 2011
Page Two

Multifamily Community Name	Location	Approx. Rentable Square Footage	Number of Units	Date Acquired	Contract Purchase Price(1)	Joint Venture Equity Investment Information		Approx. Annualized Total Base Rent/ Effective Annual Rent Per Unit	Approx. % Leased
						Amount of Our Investment(2)	Our Ownership Interest in Property Owner
Springhouse at Newport News	Newport News, Virginia	310,826	432	12/03/2009	$29.25 million	$1.82 million	37.50%	$4.15 million/ $9,450	95%

Reserve at Creekside Village	Chattanooga, Tennessee	211,632	192	03/31/2010	$14.25 million	$0.39 million	22.67%	$2.08 million/ $9,831	96%

Apartments at Meadowmont	Chapel Hill, North Carolina	296,240	258	04/09/2010	$37.00 million	$1.25 million	16.25%	$3.95 million/ $14,571	98%

Estates at Perimeter(3)	Augusta, Georgia	266,148	240	09/01/2010	$24.95 million	$1.82 million	25.00%	$2.86 million/ $11,835	95%

Gardens at Hillsboro Village	Nashville, TN	187,430	201	9/30/2010	$31.60 million	$1.20 million	12.50%	$3.24 million/ $16,101	98%

Recent Acquisitions and Financings, page 4

3.             Please disclose the yield for all your recent property acquisitions, including the method of calculation and assumptions used.

Response:  The Company has made the requested disclosure.  Please see pages 5 and 7 of supplement no. 1 dated January 19, 2011 included in the Company’s pre-effective amendment no. 1 to its post-effective amendment no. 4 which disclose the yields for Company’s recent property acquisitions as follows:

Augusta Property

The aggregate purchase price for the Augusta Property was approximately $24.95 million, plus closing costs, which represents a yield of 7.3%.  The yield of the Augusta Property is equal to the estimated first year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first year net operating income is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property, contracts in place or under negotiation, and our plans for operation of the property for a one-year period of time after acquisition of the property. Estimated first year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation

Ms. Sonia Barros
January 19, 2011
Page Three

and amortization and our company-level general and administrative expenses. Historical operating income is not necessarily indicative of future operating results.

Hillsboro Property

The aggregate purchase price for the Hillsboro Property was approximately $31.6 million, plus closing costs, which represents a yield of 6.45%.  The yield of the Hillsboro Property is equal to the estimated first year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first year net operating income is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property, contracts in place, and our plans for operation of the property for a one-year period of time after acquisition of the property. Estimated first year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Historical operating income is not necessarily indicative of future operating results.

Distributions, page 9

4.             Please update your disclosure to discuss your experience with redemptions during the most recent fiscal year and the current fiscal period to date. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

Response:  The Company has made the requested disclosure.  Please see page 11 of supplement no. 1 dated January 19, 2011 included in the Company’s pre-effective amendment no. 1 to its post-effective amendment no. 4 which discloses the following information regarding the Company’s experience with redemptions during year ended December 31, 2009 and the nine months ended September 30, 2010:

Our board of directors has adopted a share repurchase plan that permits you to sell your shares back to us, subject to conditions and limitations of the plan.  Among other limitations, we will not repurchase in excess of 5% of the number of outstanding shares of common stock as of the same date in the prior calendar year. Generally, the cash available for repurchase will be limited to the net proceeds from the sale of shares under our distribution reinvestment plan during the previous fiscal year.  We did not admit investors in this offering until May 2010 and consequently during the year ended December 31, 2009 we declared no distributions and raised no funds from the sale of shares under our distribution reinvestment plan.  Accordingly, because of the restriction described above, we have not redeemed any shares under our share repurchase plan as of

Ms. Sonia Barros
January 19, 2011
Page Four

September 30, 2009.  In addition, because our board of directors did not declare distributions until May 2010, we expect to have few funds available to redeem shares under our share repurchase plan in 2011.  Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice.

Very truly yours,

DLA Piper LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni
Associate